SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File No. 333-86972

SPECIALTY TRUST, INC. (as Issuer of Collateralized Investment Notes, under an Indenture, dated as of January 1, 2001, as amended)

Specialty Trust, Inc.

(Exact name as specified in its charter)

6160 Plumas Street
Reno, NV 89509
(775) 826-0809
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive office)

Collateralized Investment Notes
(Title of each class of securities covered by this Form)

NONE
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☑

Approximate number of holders of record as of the certification or notice date:

Zero (0)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Specialty Trust, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: July 28, 2005	SPECIALTY TRUST, INC.
	By:	/s/ Grace A. Caudill
		Name:	Grace A. Caudill
		Title:	Secretary